LaDawn Naegle Direct: (202) 508-6046 Fax: (202) 508-6200 lnaegle@bryancave.com

May 20, 2005	Bryan Cave LLP
700 Thirteenth Street NW
George F. Ohsiek, Jr.	Washington, DC 20005-3960
Branch Chief	Tel (202)508-6000
Division of Corporation Finance	Fax (202)508-6200
U.S. Securities and Exchange Commission	www.bryancave.com
Mail Stop 3-8
450 5th Street, NW
Washington, DC 20549

Re:	HearUSA, Inc.	Chicago
	Form 10-K for the fiscal year ended December 25, 2004	Hong Kong
	Filed March 1, 2005	Irvine
	File No. 001-11655	Jefferson City
Kansas City
Kuwait
Los Angeles
New York
Phoenix
Riyadh
Shanghai
St. Louis
United Arab Emirates (Dubai)
Washington, DC
And Bryan Cave,
A Multinational Parternership,
London

Dear Mr. Ohsiek:

This letter sets forth the responses of HearUSA, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated May 10, 2005 with respect to the above referenced Form 10-K. We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff’s related comment.

Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

2004 Compared to 2003, page 15

1.	In future filings please supplement the discussion of your results of operations with a discussion of whether the historical trends in your operating results are expected to continue into the future. For example, your disclosures should indicate whether you expect to continue to generate net losses and similarly whether you expect the trend in increasing interest costs to continue and why or why not. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

The Company will make these disclosures in future filings.

Bryan Cave LLP

George F. Ohsiek, Jr.
May 20, 2005

2.	In future filings please revise to provide a more robust analysis of your historical operating cash flows, rather than providing a narrative recitation of the statements of cash flows. Please also discuss your expectations regarding future operating cash flows. We believe such enhanced disclosures are particularly important in light of your significant working capital deficit and your statement that current cash and cash equivalents and cash flow from operations are expected to be sufficient to support your operational needs through the next twelve months.

The Company will provide these disclosures in future filings.

3.	In future filings please revise to include a discussion of your income tax benefit or expense or lack thereof. In this regard, we note that in fiscal years 2002, 2003 and 2004, your net deferred taxes are fully valued. Please discuss what this means in terms of your expectations of future book and taxable income.

The Company will include a discussion regarding taxes in its MD&A in future filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 26

4.	In future filings, please break out the net revenues line item to present product and service revenues in separate line items. Similarly revise your cost of products sold presentation. See Rule 5-03(b) of Regulation S-X. If you believe such presentation is not required, please advise.

The Company will make these disclosures in future filings. See also our response to Comment 10, below.

Consolidated Statements of Cash Flows, page 29

5.	We note that you have two different subtotals in the operating section captioned “net cash provided by (used in) continuing activities.” In future filings, to make the presentation less confusing please revise this caption where it appears the second time to call it net cash provided by (used in) operating activities, if this is in fact what this second subtotal represents. Please also remove the subtotal captioned “net cash provided by (used in) continuing activities before changes in non-cash working capital items.” This subtotal is prohibited on the face of the financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

With respect to the subtotal captioned “net cash provided by (used in) continuing activities,” the Company has made this change as of its most recent 10-Q, filed on April 2, 2005. With respect to the subtotal captioned “net cash provided by (used in) continuing activities before changes in non-cash working capital items,” the Company will delete this caption in future filings.

Bryan Cave LLP

George F. Ohsiek, Jr.
May 20, 2005

6.	In future filings please disclose in your supplemental schedule of non-cash investing and financing activities reductions in the principal amount of long-term debt resulting from the application of preferred pricing receivables against the loan amounts.

The Company will make these disclosures in future filings.

Notes to Consolidated Financial Statements

Note 1. Description of the Company and Summary of Significant Accounting Policies

Revenue Recognition, page 33

7.	In future filings please revise to also disclose your revenue recognition policy for the administration and other fees earned under your affiliated network agreements.

The Company will provide this revenue recognition disclosure in future filings. To date, the fees earned under the affiliated network agreements have not been significant.

Note 5. Business Acquisitions, page 37.

8.	Please help us understand the value to you of acquired patient files and the basis for recording a related intangible asset. Also support for us your assumption that patient files and customer list intangibles have useful lives of 15 years.

The patient files are similar in nature to customer lists. The files contain information such as personal and medical information. They embody a source of ongoing business for the Company because in the future it is likely that patients will return to a Company clinic for new hearing aids or other related items or services. Thus, the patient files are considered to be an intangible asset, valued using a multi-period excess earnings method by an outside valuation company at the time of the Company’s acquisition of Helix Hearing Care of America. The 15-year life was based on the average estimated remaining life of the patients.

Note 19. Segments, page 54

9.	In future filings please revise your disclosure to indicate what else, besides general and administrative expenses, is excluded from income (loss) from operations at the segment level. In this regard, please note that your disclosures should provide a reconciliation from total segment income (loss) from operations to consolidated income (loss) from operations. Providing one reconciling item labeled “corporate” is not a sufficient reconciliation. Refer to paragraph 32 of SFAS 131.

Bryan Cave LLP

George F. Ohsiek, Jr.
May 20, 2005

The Company will expand these disclosures in future filings to indicate what is excluded from income (loss) from operations at the segment level. The Company will provide the reconciliation from total segment income (loss) from operations to consolidated income (loss) from operations in future filings.

10.	Based on your disclosure, we understand that you sell several types of products and services. In future filings please provide revenue disclosures by product and service group as required by paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following products and services may be applicable:

•	Audiological products

•	Hearing aids

•	Assistive living devices

•	Audiological services

•	Hearing testing

•	Hearing aid selection and fitting

•	Aural rehabilitation and follow-up care

•	Standardized reporting and physician communications

If you believe that other product or service categories are more appropriate, please advise.

The Company’s total net revenues for 2004 and 2003 are principally product sales (88% and 91%, respectively). Of the product sales, 98% in each of these years is hearing aids. Service revenues for 2004 and 2003 are 12% and 9%, respectively, of total net revenues and consisted of hearing aid repair (37% and 42% of service revenues, respectively) and testing, dispensing and other income (63% and 58% of service revenues, respectively). The Company will make these disclosures in future filings.

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If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely,

/s/ LaDawn Naegle

LaDawn Naegle